Luvu Brands, Inc.

Investor Deck

October 2018

OTCQB Venture Market: LUVU



SAFE HARBOR / FORWARD LOOKING STATEMENT

This investor presentation contains forward-looking information and other forward-looking statements within the meaning of applicable U.S. securities laws.

Forward-looking statements involve significant known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Luvu Brands, Inc., to be materially different from any future plans, goals, targets, objectives, results, performance or achievements expressed or implied by such forward-looking statements. As a result, such forward-looking statements should not be read as guarantees of future performance or results, should not be unduly relied upon, and will not necessarily be accurate indications of whether or not such results will be achieved. Such matters involve risks and uncertainties that may cause actual results to differ materially, including the following: changes in economic conditions; general competitive factors; acceptance of the Company's products in the market; the Company's success in obtaining new customers; the Company's success in product development; the Company's ability to execute its business model and strategic plans; the Company's success in integrating acquired entities and assets, and all the risks and related information described from time to time in the Company's filings with the Securities and Exchange Commission ("SEC"), including the financial statements and related information contained in the Company's Annual Report on Form 10-K and interim Quarterly Reports on Form 10-Q.

NON-GAAP FINANCIAL MEASURE

Adjusted EBITDA represents net income before interest income, interest expense, income taxes, depreciation, amortization, loss on disposal of fixed assets, and stock-based compensation expense. We have excluded the non-cash expense, stock-based compensation, as it does not reflect the cash-based operations of the Company. Adjusted EBITDA is a non-GAAP financial measure which is not required by or defined under GAAP (Generally Accepted Accounting Principles). The presentation of this financial measure is not intended to be considered in isolation or as a substitute for the financial measures prepared and presented in accordance with GAAP, including the net income of the Company or net cash used in operating activities. Management recognizes that non-GAAP financial measures have limitations in that they do not reflect all of the items associated with the Company's net income or net loss as determined in accordance with GAAP, and are not a substitute for or a measure of the Company's profitability or net earnings. Adjusted EBITDA is presented because we believe it is useful to investors as a measure of comparative operating performance and liquidity, and because it is less susceptible to variances in actual performance resulting from depreciation and amortization and non-cash charges for amortization of debt issuance costs and stock-based compensation expense.

LUVU Brands At a Glance

- Vertically integrated US manufacturer
- Diverse consumer brands with international distribution
- 2018 revenue of $16.4M
- Operating metrics are improving
- Attractive valuation relative to peers
- Inflection point – entering growth phase and gaining scale

Exchange: OTCQB Venture

Ticker: LUVU

Float: 27M shares

Market Cap: $2.3M

Share Price (10/16/18): $.04

52-Week Range: $0.025 - $0.074

Avg. Daily Volume: 9,900

Headquarters: Atlanta, GA

Employees: 160

Founded: 1999

Our Brand Portfolio

LIBERATOR®

Liberator®, a brand category of iconic products for enhancing sensuality and intimacy

JAXX®

Jaxx®, a diverse range of casual fashion daybeds, sofas and beanbags made from virgin and re-purposed polyurethane foam

Avana

Avana®, inclined bed therapy products, assistive in relieving medical conditions associated with acid reflux, surgery recovery and chronic pain

Our Manufacturing Capabilities









Luvu Brands

Unique Growing Brands

Our Brand Portfolio

LIBERATOR®



Liberator Bedroom Adventure Gear®





Our Brand Portfolio **LIBERATOR**®

Sales History – FY '13 to FY '18



5 year CAGR = 2%

Our Brand Portfolio



BEAN BAGS





INDOOR

Our Brand Portfolio

Avana







Sales History



5 year CAGR = 36%

Luvu Brands

Financials

Sales History – FY 2014 to FY 2018

Including discontinued imported products



4 year CAGR = 2%

Quarterly Net Sales – FY 2015 to FY 2018

(Includes discontinued imported products until Q2 FY '17)



Sales History – FY 2014 to FY 2018

Excluding discontinued imported products



4 year CAGR = 10%

Gross Profit History – FY 2014 to FY 2018



4 year CAGR = 8.5%

EBITDA History – FY 2014 to FY 2018



5 year CAGR = 29%

Amazon Sales History – FY '13 to FY '18



6 year CAGR = 33%

Mass Market Sales History – FY '13 to FY '18
(Excluding Amazon Sales)



6 year CAGR = 18%

FY 2018 Financial Review



FY 2018 Net Sales By Channel

- Direct
- Wholesale
- Other

2% · 32% · 65%

(in thousands)

Direct	$5,326
Wholesale	10,718
Other	382
Total	**$16,426**



FY 2018 Net Sales By Product Type

- Liberator
- Jaxx
- Avana
- Products purchased for resale
- Other

5% · 15% · 14% · 44% · 22%

(in thousands)

Liberator	$7,275
Jaxx	3,664
Avana	2,332
Products purchased for resale	2,407
Other	748
Total	**$16,426**

Financial Review

Gross Profit and SG&A Trends

Quarterly Gross Profit	**Q4 FY '17**	**Q1 FY '18**	**Q2 FY '18**	**Q3 FY '18**	**Q4 FY '18**
Gross profit	$ 1,071	$ 979	$ 1,358	$ 1,277	$ 1,181
Gross Margin %	29.2%	27.0%	29.3%	29.9%	30.3% *(1)*

(1) ***+ 110 basis points from Q4 FY17***

Quarterly SG&A	**Q4 FY '17**	**Q1 FY '18**	**Q2 FY '18**	**Q3 FY '18**	**Q4 FY '18**
Advertising	$ 89	$ 93	$ 126	$ 94	$ 90
Other selling costs	305	285	273	292	263
G&A	627	609	622	595	583
Depreciation	51	52	54	45	42
Total OpExp	**$ 1,072**	**$ 1,039**	**$ 1,075**	**$ 1,026**	**$ 978**

Luvu Brands

Growth Strategy

Growth Strategy - **LIBERATOR**®

- Introduction of new products in vacuum compressed packaging will expand our US and international sales to specialty retailers and e-tailers.

- Additional listings on Amazon and other marketplaces.

- Expanded consumer advertising / press / social.

- Branded Liberator pleasure objects and other third-party distributed products.

Growth Strategy -

- Continue to develop unique flat-packed vacuum compressed products including spandex beanbags, modular daybeds, sofas and outdoor products.

- Expand collections with Rooms To Go, Room & Board, Wayfair, Overstock and others.

- Continue international expansion and relationships with licensees in China, South Korea and EU.

- Develop private label collections for others.

Growth Strategy -

- Continue to develop fashion-based comfort products for in-bed relaxation and relief of chronic pain and GERD.

- Vacuum compress for in-store Point of Purchase including Target, BBB, Walmart and specialty catalogers and web merchants.

- Expansion into EU including Amazon UK and Germany.

- Develop private label collections for others.

Conclusion

- We are a manufacturing, marketing and invention company with diverse distribution across three unique brands.

- Our ability to monetize new products with minimal investment is extraordinary.

- Large upside for continued growth without additional capital equipment.

- At inflection point; gaining scale and entering a profitable growth phase.

Luvu Brands, Inc.

Ronald Scott

Chief Financial Officer

P: (770) 246-6426

E: ir@luvubrands.com